U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

  NOTIFICATION OF LATE FILING                          SEC FILE NUMBER 0-13836

                                                       CUSIP NUMBER 827068-20-6
                                                                    -----------


[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB
         For Period Ended March 31, 2001
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
--------------------------------------------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:..................................


Part I- Registrant Information


         Full Name of Registrant
         Former Name if Applicable

           ...............SILICON VALLEY RESEARCH, INC...............

         Address of Principal Executive Office (Street and Number)

            ..............6293 San Ignacio Avenue Suite 201.........

         City, State and Zip Code

              ..............San Jose, CA 95119-1231..............


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Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[XX] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[XX] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III-Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Registrant's audited financial statements for fiscal 2001 are not yet available because the accountants have been unable to complete audit procedures sufficient to enable them to express an opinion and therefore, as of June 29, 2001, the required filing date, have not formed an opinion on the Company's consolidated financial statements.


Part IV-Other Information


(1) Name and telephone number of person to contact in regard to this notification:

  Linda J. Zacks                    (408)                      361-0339
 ................................................................................
    (Name)                       (Area Code)               (Telephone Number)

         (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X]  Yes     [  ]  No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As compared to fiscal 2000, Registrant's revenues for fiscal 2001 are expected to decrease by approximately eight hundred thousand dollars to approximately one million one hundred thousand dollars. Registrant's loss for fiscal 2001 is expected to increase approximately one million three hundred thousand dollars to approximately two million dollars. The main reason for the decrease in revenue is a change in the Company's sales strategy to convert to an internet sales strategy. Beginning late in the third fiscal quarter, the Company's products became available on the internet on a pay-as-you-go model. The decrease in revenue reflects the transition from a quarterly sales cycle to a pay-by-the-hour model. One of the Company's products was offered online beginning late in the third fiscal quarter, another in January 2001 and another after the end of the Company's fiscal year end in June 2001. In addition to a decrease in revenue for the year, the increase in the net loss for the year is a result of prior year other income being recognized from debt cancellation and foreign currency gain on the closure of foreign subsidiaries.

SILICON VALLEY RESEARCH, INC., a California Corporation, has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2001      SILICON VALLEY RESEARCH, INC., a California Corporation

                            By: /s/ James Benouis
                                ----------------------------
                                James Benouis, President and
                                Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an execution officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.


                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (see 18 U.S.C. 1001).

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Securities and Exchange Commission
Washington, D.C.  20549

We were retained by Silicon Valley Research, Inc. as independent certified public accountants to report on the consolidated financial statements as of and for the year ended March 31, 2001. We have been unable to complete audit procedures sufficient to enable us to express an opinion and therefore, as of June 29, 2001, the required filing date for the Registrants Annual Report on Form 10-KSB, have not formed an opinion on the Company's consolidated financial statements.

/s/ Moss Adams LLP

June 29, 2001
San Francisco, California